PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PALLADIUM CAPITAL GROUP, LLC__

TYPE   oxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__333 TAMIAMI TRAIL, SUITE 291__
                                          (No. and Street)

__VENICE__   __FLORIDA__   __34285__
       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__MARK SLOVIN__   __(646) 350-7075__   __MS@PALLADIUMCAPITAL.COM__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB AND COMPANY, PA__
                          (Name – if individual, state last, first, and middle name)

__100 E SYBELIA AVENUE, SUITE 130__ __MAITLAND__   __FL__   __32751__
(Address)   (City)   (State)   (Zip Code)

__JULY 28, 2004__   __1839__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

State of Florida
County of Pasco

OATH OR AFFIRMATION

Sworn to (or affirmed) and subscribed before me by means of online notarization, this 02/27/2025 by Mark Slovin.

I, Mark Slovin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palladium Capital Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. By Mark Slovin as CFO/FINOP of Palladium Capital Group, LLC Presented: PASSPORT

Notarized remotely online using communication technology via Proof.



Signature: Mark Slovin

Title: Mark Slovin
CFO/FINOP

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Commission # HH 526896
Expires on May 31, 2028

Notary Public 05/31/2028

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALLADIUM CAPITAL GROUP, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm...1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-9



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Palladium Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palladium Capital Group, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Palladium Capital Group, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Palladium Capital Group, LLC's management. Our responsibility is to express an opinion on Palladium Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palladium Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Palladium Capital Group, LLC's auditor since 2019.

Maitland, Florida

February 25, 2025

PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	246,562
Accounts receivable		57,172
Operating lease asset		682,526
Other assets		51,689
		1,037,949

LIABILITIES AND EQUITY

Liabilities

Accrued expenses	37,670
Operating lease liability	682,526
	720,196

Members' equity		317,753
	$	1,037,949

See notes to financial statements

-2-

PALLADIUM CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Palladium Capital Group, LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2024. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including (1) acting as a best efforts underwriter for corporate securities offerings (excluding firm commitment underwriting), (2) private placement of securities, (3) PIPES (Private Investments in Public Equity) on a best efforts agency basis, and (4) advising on mergers and acquisitions activities including reverse mergers and finder transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes fees from investment banking and advisory services. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented as gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Success Fees

The Company earns fees from private placements typically based on the amount raised pursuant to an agreement. Fees are recognized when performance obligations are satisfied, which the Company believes is the closing date of a placement of securities.

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is

recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, all amounts were immaterial. There are no retainers or accounts receivable related to open contracts at year end.

Rental Income

The Company sublets a part of a facility that they lease. Revenue is recognized when it is determined that performance obligations have been met.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and brokerage accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less at acquisition as cash and cash equivalents in the accompanying balance sheet.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expenses are recorded on the date the transaction is completed and there is a contractual obligation for the fee to be paid. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received. For the year ended December 31, 2024, the Company did not record any material revenue from securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions. Because of the inherent uncertainty of the valuation of such non-publicly traded securities, it is reasonably possible that such estimated value may differ significantly from the value that would result from the amount that might ultimately be realized, since such amount depends on future circumstances and cannot be determined until each investment is actually liquidated.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2024, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments- Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable of $57,172 as of December 31, 2024.

3.   RELATED PARTIES

The Company is party to a service agreement with a related party that is solely owned by a member of the Company under which the Company pays monthly fees. The Company paid $375,000 in fees for the year ending December 31, 2024. There is no amount due pursuant to the service agreement to the related party at December 31, 2024.

4.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has established valuation processes and procedures to ensure that its valuation of securities categorized as "Level 3" in the fair-value hierarchy are conservative, fair, consistent, and verifiable. The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The methods and significant assumptions used to determine fair values of financial instruments are as follows:

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Notes: Notes are valued at face value due to their short term maturity date. Notes are categorized as Level 2 of the fair value hierarchy.

The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year. There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy.

5. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including (1) acting as a best efforts underwriter for corporate securities offerings (excluding firm commitment underwriting), (2) private placement of securities, (3) PIPES (Private Investments in Public Equity) on a best efforts agency basis, and (4) advising on mergers and acquisitions activities including reverse mergers and finder transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to retain profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into an office facility in 2024 under non-cancelable operating lease arrangements. The operating lease expires November 2029 and requires monthly payments of $13,387.01.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2025	$ 160,644
2026	$ 160,644
2027	$ 160,644
2028	$ 160,644
2029	$ 147,257
Total	$ 789,834

The Company's total Rent expense for the year ended December 31, 2024, was $141,274.

In connection with FASB standard 842 regarding leases, which took effect as of

the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standard has had on the Company's financial statement. The Company's operating lease requires monthly payments of $13,387.01. The Company has recorded a right-of-use asset in the amount of $682,526, and a lease liability in the amount of $682,526. The Company uses its incremental borrowing rate of 6% for the calculation.

There are no other commitments or contingencies at year end December 31, 2024.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $208,892, which was $203,892 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 18% as of December 31, 2024.

8.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred through the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.